

WELLS FARGO PRIME SERVICES, LLC
(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)

Statement of Financial Condition

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Fargo Prime Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Fremont Street, 30th floor
(No. and Street)

San Francisco (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP PCAOB Registration #185
(Name – *if individual, state last, first, middle name*)

550 South Tryon Street, Suite 3200 (Address) Charlotte (City) NC (State) 28202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Pitelka _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Wells Fargo Prime Services, LLC _____ , as

of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

```
CASSANDRA C GADDY
NOTARY PUBLIC
MECKLENBURG COUNTY, NC
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_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Duke Energy Center
Suite 3200
550 South Tryon Street
Charlotte, NC 28202-4214

Report of Independent Registered Public Accounting Firm

The Board of Managers
Wells Fargo Prime Services, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wells Fargo Prime Services, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2012.

Charlotte, North Carolina
February 28, 2019

WELLS FARGO PRIME SERVICES, LLC

(An Indirect Wholly-Owned Subsidiary of Wells Fargo & Company)
Statement of Financial Condition
December 31, 2018

Assets

Cash and cash equivalents	$	52,582,276
Deposit with clearing broker		1,000,000
Due from clearing broker		18,507
Accounts receivable		13,165
Due from affiliates		292,762
Prepaid expenses and other assets		46,620
Total assets	$	53,953,330

Liabilities and Member's Equity

Liabilities		
Accounts payable, accrued expenses and other liabilities	$	611,180
Accrued compensation and benefits		40,769
Due to affiliates		370,398
Total liabilities		1,022,347
Member's equity		52,930,983
Total liabilities and member's equity	$	53,953,330

See accompanying notes to financial statements

(1) Summary of Significant Accounting Policies

(a) Description of Business

Wells Fargo Prime Services, LLC (the Company) is organized as a Limited Liability Company. The Company is a wholly-owned subsidiary of Everen Capital Corporation (Everen). On December 18, 2017, Everen's equity was contributed to WFC Holdings, LLC (WFCH) and became a wholly owned subsidiary of WFCH. WFCH is a wholly owned subsidiary of Wells Fargo & Company (WFC). WFC is registered with the Federal Reserve Board as a financial holding company in accordance with the Gramm Leach Bliley Act of 1999.

The Company is registered with the Securities and Exchange Commission (SEC) and Commodity Futures Trading Commission (CFTC) as a fully disclosed securities and futures broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company has been approved by FINRA to act as a broker or dealer in securities to execute transactions in corporate equity securities on listed and over-the-counter markets, government and corporate debt securities, options on securities, futures on securities, private placements of securities, and rebate a portion of commissions to customers and/or their creditors. The Company does not trade for its own account.

The Company provides securities and derivatives trading and other brokerage firm services to hedge funds, corporations, and institutional investors. Goldman Sachs and Co. LLC (GS&Co. or the Clearing Broker) provides custody and clearing services to the Company on a fully-disclosed basis.

Basis of Presentation

The Company's financial statements have been prepared in conformity with generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from these estimates.

(c) Cash and Cash Equivalents

The company considers all highly liquid investments with original maturities of ninety days or less to be cash equivalents.

(d) Due from Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company earns interest on introduced customer margin transactions. As of December 31, 2018, the amount due from GS&Co. was $18,507.

(e) Deposit with Clearing Broker

Pursuant to the clearing agreement with GS&Co., the Company maintains a cash deposit of $1,000,000 with GS&Co. until such time that all clearing and custodial services cease and the clearing agreement is terminated.

(f) *Transactions with Affiliates*

The Company is charged under an expense sharing agreement by certain affiliated entities which represent reimbursements for certain direct and indirect overhead costs incurred by those affiliated entities on behalf of or for the benefit of the Company. In addition, employees of the Company also provide services to an affiliate and their related compensation and benefit costs are allocated on a pro-rata basis.

The transactions with affiliates described above and in Note 5 and 6 the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(g) *Federal and State Income Taxes*

The Company is a single member limited liability company and is treated as a disregarded entity pursuant to Treasury Regulation Section 301.7701-3 for federal income tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation and, as such, the Company does not provide for income taxes under FASB ASC 740, Income Taxes. The Company's taxable income is reported in the tax return of Everen. There are no tax sharing agreements between the Company and Everen.

Certain states and foreign jurisdictions may subject the Company to entity-level taxation as a single member limited liability company; however, there is not a material provision for state and foreign income taxes for the year ended December 31, 2018. The Company files tax returns in various states and local jurisdictions and is subject to income tax examinations by those tax authorities for years 2007 and forward.

Due to the pany's status as a disregarded entity for income tax purposes, the related balance sheet accounts including income tax receivable/payable and deferred assets and liabilities are immaterial to the financial statements.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements. Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest and penalties in the year ended December 31, 2018 and there was no accrued interest at December 31, 2018. At December 31, 2018, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(2) Financial Instruments, Off-Balance Sheet Arrangement and Credit Risk

(a) *Financial Instruments and Off-Balance Sheet Arrangements*

The Company does not trade securities for its own account and has not entered into any transactions on its own behalf involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2018. The Company does not have any interests or involvement in special purpose entities or structured finance entities.

(b) Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to significant credit risk on these cash accounts.

Cash held at the Clearing Broker is insured by the Securities Investor Protection Corporation (SIPC) and by supplemental insurance provided by the Clearing Broker. Such insurance protects the Company against loss due to a failure of the Clearing Broker. Management does not believe the Company is exposed to undue risk of loss thereon.

The Company functions as an introducing broker that places and executes customer orders. The orders are then settled by the Clearing Broker that maintains custody of customers' securities and provides financing to customers. Through indemnification provisions in agreements with the Clearing Broker, customer activities may expose the Company to off-balance sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with applicable regulations and clearing organization policies.

The Company is also exposed to credit risk as it relates to the collection of receivables from third parties.

(3) Indemnification

The Company entered into contracts with the Clearing Broker that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

(4) Net Capital Requirements and Exemptions from SEC Rule 15c3-3

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2018, the Company had regulatory net capital, as defined, of $52,591,524 which exceeded the amount required by $52,341,524. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

The Company was exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) for the year ended December 31, 2018, as all customer transactions are cleared through the clearing broker on a fully disclosed basis and all customer funds and securities were promptly transmitted to clearing brokers.

Under these exemptions, the Company is not subject to the reserve requirements and possession or control provisions of Rule 15c3-3.

(5) Employee Benefits, Deferred Compensation and Stock Plans

Defined Contribution Retirement Plans

The Holding Company sponsors a qualified defined contribution retirement plan (the 401(k) Plan). Under the 401(k) Plan, after one month of service, eligible employees may contribute up to 50% of their certified compensation, subject to statutory limits. Eligible employees who complete one year of service are eligible for

quarterly company matching contributions, which are generally dollar for dollar up to 6% of an employee's eligible certified compensation. Matching contributions are 100% vested. The 401(k) Plan includes an employer discretionary profit sharing contribution feature to allow The Holding Company to make a contribution to eligible employees' 401(k) Plan accounts for a plan year. Eligible employees who complete one year of service are eligible for profit sharing contributions. Profit sharing contributions are vested after three years of service.

Deferred Compensation and Stock Plans

The Company participates in the Holding Company's unfunded deferred compensation plan in which a select group of management or highly compensated individuals are participants, as defined.
Awards consist of long-term deferred cash awards, restricted stock rights (RSRs) and performance share awards (PSAs), which may be granted periodically to certain employees.

The deferred portion of the award further takes the form of RSRs, PSAs and Long Term Cash. Deferred cash incentive awards generally vest over a three-year period while, RSRs and PSAs generally vest over three to five years, during which time the holder may be entitled to receive additional RSRs, PSAs or cash payments equal to the cash dividends that would have been paid had the RSRs or PSAs been issued and outstanding shares of common stock. RSRs and PSAs granted as dividend equivalents are subject to the same vesting schedule and conditions as the underlying award.

Other Benefits

The Holding Company provides health care and other benefits for certain active and retired employees. The Company reserves the right to amend, modify or terminate and of the benefits at any time.

The transactions with affiliates described above and the effect thereof on the accompanying Statement of Financial Condition may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

(6)   Related Party Transactions

The following items present the Company's significant transactions with affiliates as of and for the year ended December 31, 2018:

(a) *Services provided by Affiliates to the Company*

The Company is charged under an expense sharing agreement management fees or expense allocations by various affiliate service providers which represent reimbursements for direct costs and general overhead costs incurred by the affiliate for support services to business lines of the Company. Services under these arrangements include information technology systems, support and development; operations support; product support; and general and administrative support services.

(b) *Services provided by the Company to Affiliates*

The Company provides prime brokerage services to customers of Wells Fargo Securities, LLC ("WFS") pursuant to a service level agreement. Under this agreement, a portion of the employee related compensation and benefit costs are allocated to WFS on a pro-rata basis.

Amounts due to (from) affiliated entities as part of these expense sharing agreements as of December 31, 2018 are as follows:

Due from Affiliate		
WFC	$	292,762
Due to Affiliates		
WFS	$	348,897
WFC		18,339
Wells Fargo Bank, N.A.		2,667
Wells Fargo Clearing Services, LLC		495
Total	$	370,398

The receivable due from WFC represents the amount funded by the Company in excess of the costs paid on behalf of the Company.

(7) **Commitments and Contingencies**

The Company has been named as a defendant in various legal actions arising from its normal business activities, and many of those proceedings expose the Company to potential financial loss. We establish accruals for legal actions when potential losses associated with the actions become probable and the costs can be reasonably estimated. For such accruals, we record the amount we consider to be the best estimate within a range of potential losses that are both probable and estimable; however, if we cannot determine a best estimate, then we record the low end of the range of those potential losses. The actual costs of resolving legal actions may be substantially higher or lower than the amounts accrued for those actions. Based on information currently available, advice of counsel, available insurance coverage and established reserves, the Company believes that the eventual outcome of the actions against it will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, it is possible that the ultimate resolution of a matter, if unfavorable, may be material to the Company's Statement of Financial Condition for any particular period.

On February 2, 2018, the Holding Company entered into a consent order with the Board of Governors of the Federal Reserve System ("FRB"). As required by the consent order, the Holding Company's Board of Directors submitted to the FRB a plan to further enhance its governance and oversight, and the Holding Company submitted to the FRB a plan to further improve its compliance and operational risk management program. The consent order also requires the Holding Company, following the FRB's acceptance and approval of the plans and the Holding Company's adoption and implementation of the plans, to complete third-party reviews of the enhancements and improvements provided for in the plans. Until these third-party reviews are complete and the plans are approved and implemented to the satisfaction of the FRB, the Holding Company's total consolidated assets will be limited to the level as of December 31, 2017. Compliance with this asset cap will be measured on a two-quarter daily average basis to allow for management of temporary fluctuations. The Holding Company is planning to operate under the asset cap through the end of 2019. As of the end of 2018, the Holding Company's total consolidated assets, as calculated pursuant to the requirements of the consent order, were below the level of total assets as of December 31, 2017.

(8) **Subsequent events**

The Company has evaluated the effects of subsequent events that have occurred subsequent to period end December 31, 2018, and through February 28, 2019 which is the date we issued the financial statements. During this period, there have been no material subsequent events that would require recognition or disclosure in the financial statements.